SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : May 17, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director

PT INDONESIAN SATELLITE CORPORATION Tbk

ANNOUNCEMENT TO THE SHAREHOLDERS

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

In accordance to article 22 of the Articles of Association of PT Indonesian Satellite Corporation Tbk, abbreviated as PT INDOSAT Tbk, hereinafter referred to as the Company, it is hereby announced that the AGMS of the Company, will be held on:

Date

:

Tuesday, June  22, 2004

Time

:

10.00 a.m. (local time) till end

Venue

:

Auditorium - 4th Floor,

Indosat Building

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Shareholders who are entitled to attend the AGMS are :

a.

For those whose shares have not been electronically registered in the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. of May 28, 2004; or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 4.00 p.m. of May 28, 2004; or their authorized representative.

The invitation for the above mentioned AGMS will be advertised in the same daily newspaper on May 31, 2004.

Jakarta, May 17, 2004

                  PT INDOSAT Tbk

   The  Board of Directors

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

05/18/04